EXHIBIT 12.1

UIL Holdings Corporation

Consolidated Ratio of Earnings to Fixed Charges
($ in Thousands)

	2014	2013	2012	2011	2010
Net income from continuing operations	$109,579	$115,317	$103,701	$99,710	$54,857
Federal and state income taxes	57,562	69,308	74,866	62,501	35,284
Fixed charges (from below)	98,355	93,731	96,341	100,894	57,990
Less: Capitalized Interest	5,157	7,170	6,979	9,143	4,735
Total EBIT	$260,339	$271,186	$267,929	$253,962	$143,396

Ratio of Earnings to Fixed Charges	2.65	2.89	2.78	2.52	2.47

Fixed Charges
Interest, excluding AFUDC Debt	$93,941	$89,338	$90,105	$92,610	$51,910
Amortization of Debt Issuance Costs	2,439	2,431	2,437	2,775	1,788
1/3 of rental charges (represents interest portion)	1,975	1,962	3,799	5,509	4,292
Total Fixed Charges	$98,355	$93,731	$96,341	$100,894	$57,990